May 22, 2008
VIA EDGAR AND FAX
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall Assistant Director

RE:	Superior Energy Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 Definitive Proxy Statement on Schedule 14A April 18, 2008 File No. 001-34037
Dear Mr. Schwall:
     By letter dated April 30, 2008, the Staff provided to Superior Energy Services, Inc. its comments with respect to its review of our Form 10-K for Fiscal Year ended December 31, 2007 and our Definitive Proxy Statement on Schedule 14A filed April 18, 2008 for our 2008 annual stockholder meeting. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2007

Comment 1.	We note the disclosure you include at page 6 under “Environmental Regulations — Superfund” regarding the release of hazardous substances at sites you own or operate. We also note the disclosure at page 16 under “Risk Factors — The nature of our industry subjects us to compliance” indicating that you are in substantial compliance with all applicable pollution and environmental protection laws and regulations. To the extent there exist sites for which you have been identified as a potentially responsible party, provide sufficiently detailed

United States Securities and Exchange Commission
File No. 001-34037
May 22, 2008

disclosure in that regard, and include corresponding Risk Factors disclosure, as appropriate.

Response:	As the Staff noted, we have included cautionary disclosure regarding potential environmental liabilities in our periodic reports. However, we have not been identified as a “potentially responsible party” for any site potentially containing environmental contamination.

Comment 2.	We note your disclosure that your management has established and maintains a system of disclosure controls and procedures. We also note your disclosure that your principal executive and financial officers have concluded that your disclosure controls and procedures as of December 31, 2007 were effective at the reasonable assurance level.

In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:	In future filings, we will revise the relevant disclosure to confirm that our principal executive and financial officers have concluded that our disclosure controls and procedures are also effective to insure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, to allow timely decisions regarding required disclosure.

Comment 3.	We note you disclose that for impairment testing, assets are grouped by subsidiary or division, except for lifeboats which are grouped together by size. Tell us how your groupings comply with the requirements of paragraphs 10 and 11 of SFAS 144.

Response:	We have more than 30 separate subsidiaries and operating divisions offering similar services, rental equipment or products. The subsidiaries and operating divisions represent the lowest level for which identifiable cash flows are independent of the cash flows of other assets and liabilities. The one exception is our marine division for which we have identifiable cash flow down to the specific vessel groupings, or a “fleet” basis. We have identified five fleets. Liftboats within fleets are grouped together based on vessels which have similar operating characteristics that are primarily determined by their leg length and resultant hull size and deckload capacities. Most of the liftboats within each fleet are functionally equivalent and capable of being used interchangeably by our

United States Securities and Exchange Commission
File No. 001-34037
May 22, 2008

customers to meet their specific needs. Our customer contracts allow us to substitute vessels as long as operational characteristics are met. Therefore, our basis for impairment testing is either the subsidiary/division or fleet basis.

We also have long-lived assets such as facilities utilized by multiple operating divisions that do not have identifiable cash flows largely independent of cash flows of other asset groups. These long-lived assets are included in the asset group that includes all assets and liabilities of the entity, and impairment testing is based on the consolidated entity.

Comment 4.	It appears that the gross profit measures presented in your quarterly financial data on this page and in your MD&A discussions on pages 27 and 28 exclude depreciation, depletion, amortization and accretion attributable to cost of services, which would be considered a non-GAAP measure, not complying with Item 302 of Regulation S-K. Although we ask that you comply with Item 302, if you wish to report non-GAAP measures elsewhere in the filing, you should also follow the guidance in Item 10(e) of Regulation S-K. Additionally, the line items for costs of services, rentals and sales in your Statements of Operations on page 39 would ordinarily need parenthetical notation indicating the extent to which such line items exclude DD&A to comply with SAB Topic 11:B.

Response:	In future filings, we will modify our quarterly financial data to include the depreciation, depletion, amortization and accretion expenses which are attributable to cost of services in our calculation of gross profit. We will also omit any future discussions of gross profit from our MD&A discussions. Additionally, in future filings, we plan to modify the title “Total cost of services, rentals and sales” in our Statement of Operations to read as follows, “Total cost of services, rentals and sales (exclusive of items shown separately below).”

Comment 5.	We note you disclose that in February 2008, you entered into a purchase agreement to sell 75% of your interest in SPN Resources for approximately $165 million in cash, subject to certain conditions, and that the transaction is expected to close during the first quarter of 2008. Provide us with an update on the status of this transaction; indicating when you expect to complete the sale and file a Form 8-K with the pro forma information required under Item 2.01 of the Form 8-K instructions.

Response:	We filed an 8-K under Items 1.01, 8.01 and 9.01 on February 29, 2008 to disclose entering into the contract to sell 75% of our interest in SPN Resources. This transaction was subsequently closed on March 14, 2008. We didn’t report the transaction under Item 2.01 since it didn’t meet any of Item 2.01’s significance tests.

United States Securities and Exchange Commission
File No. 001-34037
May 22, 2008

Definitive Proxy Statement filed April 18, 2008

Comment 6.	Please revise your disclosure to identify the pretax income goal for 2007, as well as the safety performance goals for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:	In administering the annual incentive bonus plan, our compensation committee annually approves the minimum, target and maximum award opportunities for all the executives and the annual incentive plan goals at the beginning of the performance cycle. For the 2007 plan year, the committee approved pre-tax income as the performance measure for the plan, and determined that pre-tax income of $376 million would be the target goal for 2007. Under the plan, our named executive officers were eligible to receive an annual incentive bonus based on a target percentage of their base salary. They could earn more, or less, than the target amount based on the level of achievement as measured against the pre-tax income goals.

As stated on page 14 of the Proxy Statement, the annual incentive bonus payout could either be reduced by a maximum of 25% if pre-determined “base” metrics were not met or increased by a maximum of 12.5% for achieving “stretch” targets. The metric applicable to our named executive officers was safety performance. Total Recordable Incident Rate (TRIR) and Lost Time Incident Rate (LTIR) were used to measure safety performance for their area of responsibility. In 2007, the target and stretch TRIR and LTIR thresholds were set at .91/.80 and .12/.10, respectively. As reflected in the Proxy Statement, we achieved superior results in terms of these safety metrics, resulting in the additional 12.5% of salary for achieving the “stretch targets.”

In the future, we will provide similar disclosure regarding the performance measures used by the committee in determining the payouts under our annual incentive bonus plan, provided we do not believe that disclosure of the performance measure applicable to a given year would cause competitive harm. In that case, we will discuss in a clear and concise manner how difficult it will be for the named executive officer or how likely it will be for us to achieve the undisclosed performance measures.

Comment 7.	We note your disclosure that payments for discretionary awards outside of the annual incentive program ranged from 18% to 41% of base salary for participants other than your chief executive officer. Please disclose how your compensation committee determined to grant each named executive officer the relevant percentage of base salary.

United States Securities and Exchange Commission
File No. 001-34037
May 22, 2008

Response:	As noted on page 14 of the Proxy Statement, our compensation committee elected to make additional discretionary bonus awards after considering the accomplishments of the executive team during 2007, which have positioned us for future growth, and our exceptional performance in 2007, including record results in total revenues ($1.6 billion), income from operations ($466 million) and earnings per share ($3.41). The amount of each named executive officer’s award was determined by the committee based on its subjective assessment of each officer’s impact on these achievements and after reviewing the recommendations of the chief executive officer. The committee did not base each officer’s award on a percentage of his base salary. Our reference in the Proxy Statement to the percentage range was made in an effort to give our shareholders an understanding of the magnitude of these awards in relation to our base compensation program, and we did not intend to suggest that the committee’s decisions were based on a “formula.” To the extent the committee makes discretionary bonus awards in the future, we will include appropriate disclosure describing the rationale and basis for the committee’s decisions.

Comment 8.	We note your disclosure that in determining long-term incentive awards for 2007, your compensation committee “considered a recommendation by the CEO, which considered many factors, including the Company’s performance, the individual performance of the executives, the calculated share usage and associated accounting expense, and the Company’s overall financial and non-financial results.” We also note your disclosure that your compensation committee also considered, among other things, your “record results” relative to your “internally established goals” in approving your chief executive officer’s recommendation to grant the long-term incentive award for 2007 at 26% above the targets. Please expand your disclosure regarding the factors considered by your chief executive officer in determining his recommendation regarding such target, and please identify such “internally established goals.”

Response:	As noted on page 16 of the Proxy Statement, the long-term incentive awards for 2007 were granted by our compensation committee in December 2006. In formulating his recommendation to the committee, our chief executive officer considered a significant number of key accomplishments of each member of the management team in 2006 and the Company’s continued growth and profitability.

In the future, to the extent the committee grants long-term incentive awards that exceed the target amounts established for the named executive officers, we will provide additional disclosure regarding the factors considered by the committee or the chief executive officer.
* * * * *

United States Securities and Exchange Commission
File No. 001-34037
May 22, 2008

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 362-4321.

Sincerely, /s/ William B. Masters William B. Masters Executive Vice President and General Counsel

copy to:	Mr. Terence E. Hall Mr. Robert S. Taylor